UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 333-275005

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Purely Canada’s Grain Producer Program Participation

As of August 29, 2024, Purely Canada Foods Corp. (“Purely Canada”), a wholly owned subsidiary of Above Food Ingredients Inc., is currently not participating in the Canadian Grain Producer Program, which insures payments to select Canadian growers qualifying under the program, due to not renewing bond coverage.

Purely Canada is currently seeking replacement insurance coverage from surety bond providers for the continuation of the program. In the interim, Purely Canada’s Canadian terminals will continue to operate as normal with the exception that the terminals will not be purchasing or receiving grain from select producers until Purely Canada has successfully obtained replacement coverage. Purely Canada will continue to receive grain as normal from commercial grain suppliers and continue to fulfill customer sales contracts. The company is working diligently to complete this process and remains committed to continuing its service to valued growers, customers, and partners.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: August 30, 2024	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer